News Release

Alexco Announces Final 2008 Drill Results from Keno Hill Silver District: Gold-rich Intercepts Encountered at Historical Keno 700 Mine Area

January 21, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-A/AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce further results from its 2008 core drilling program at the Keno Hill Project, Yukon. Exploration drilling in the vicinity of the historical Keno 700 mine, located approximately four kilometers northeast of the Bellekeno mine, has intersected high-grade gold mineralization in two of four drill holes. The Keno 700 area was one of several areas selected for first-pass exploration testing by Alexco in 2008.

Highlights

Complete assay results have been received from the four core holes drilled in the vicinity of the historical Keno 700 mine, located in the eastern part of the historic Keno Hill district, approximately two kilometers southeast of the Lucky Queen and four kilometers northeast of the Bellekeno historical mine areas. Results include the following:

DDH K08-165 cut an interval grading: 57.50 grams per tonne gold (1.68 ounces per ton), 45.6 grams per tonne silver (1.3 ounces per ton), 0.7% lead and 0.9% zinc over 1.10 meters from 176.56 to 177.66 meters, within a 2.83 meter interval grading 31.45 grams per tonne gold (0.92 ounces per ton), 102.2 grams per tonne silver (3.0 ounces per ton), 2.5% lead and 2.6% zinc from 174.83 to 177.66 meters.

DDH K08-163 cut an interval grading: 10.53 grams per tonne gold (0.31 ounces per tonne), 59.6 grams per tonne silver (1.7 ounces per ton), 1.2% lead and 3.9% zinc over 0.87 meters from 140.50 to 141.37 meters.

Gold mineralization at Keno 700 occurs in quartz-arsenopyrite veining, which appears associated with the more characteristic carbonate hosted silver and base metal mineralization seen in the district. Alexco continues to review historical data from the past producing mines in this part of the district to assess both the silver and gold potential, as well as to understand the origin of the nearby gold placer deposits.

Keno 700 Production and Historical Resource

The 2008 drilling intersected high-grade gold mineralization along strike of the historical silver-rich Keno 700 mine where reported past production totaled 283,762 tons averaging 44.4 ounces per ton silver,

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

10.7% lead and 3.7% zinc. A historical resource estimate encompassing the wide-ranging underground workings in the Keno 700 area was calculated in the 1990’s. This resource, including proven, probable and inferred mineralization, totaled 69,483 tons grading 31.64 ounces per ton silver, 0.42% lead, 0.00% zinc and 0.047 ounces per ton gold. Although believed to be relevant and reliable by Alexco management, this historical resource estimate predates National Instrument 43-101 “Standards of Disclosure for Mineral Properties” (“NI 43-101”) and cannot be considered compliant with NI 43-101 resource categories.

Onek Update

In the area of the Onek deposit, located approximately 1.5 kilometers northwest of the historic Bellekeno mine, significant zinc-silver mineralization was encountered in four of the final six drill holes from the 2008 Onek infill program. Zinc grades up to 28.0% over 5.65 meters with accompanying silver grades to 384.5 grams per tonne (11.2 ounces per ton), 0.38 grams per tonne gold and 3.2% lead were returned (K-08-0155: 122.06 to 127.71 meters). Additional intercepts include 2.25 meters grading 10.9% zinc, 0.81 grams per tonne gold, 540.7 grams per tonne silver (15.8 ounces per ton) and 7.8% lead (K-08-0151: 96.83 to 99.08 meters) and 1.04 meters grading 15.4% zinc, 1.12 grams per tonne gold, 598.9 grams per tonne silver (15.8 ounces per ton) and 6.0% lead (K-08-0156: 92.06 to 93.10 meters).

A review of all the 2008 Onek results indicates additional drilling, specifically in the more silver-rich upper levels, is needed to better define the extent and tenor of the silver-rich mineralization. Follow-up drill programs are currently being planned.

Results of all remaining 2008 Keno Hill drill holes, in addition to all previously released Keno Hill drill hole results, are available on the Alexco website at www.alexcoresource.com. Plan sections for the areas drilled showing the 2008 completed drill holes are also available for review.

Bellekeno Underground Drilling Update

Boart Longyear Canada has been selected as the drill contractor for the upcoming 10,000 meter underground definition/exploration drill program at Bellekeno. Mobilization of the drills is scheduled for late January 2009 with drilling to commence in February 2009. Dewatering and rehabilitation of the Bellekeno historical mine workings is proceeding on schedule in preparation for the underground definition and exploration drill programs, as well as bulk sampling.

Notes

True widths have not been determined for the above reported drill intercepts.

The 2008 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples delivered to the lab. All drill core samples were shipped to ALS Chemex Labs at Terrace, BC for preparation with fire assay and multi-element ICP analyses done at ALS Chemex Labs facility at North Vancouver, BC. The contents of this news release have been reviewed by Mr. Dodd, who takes responsibility for the disclosure herein of scientific and technical information pertaining to Alexco’s mineral properties.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.